UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 14, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Oi Mobile Assets Auction Result

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), following article 157 of Law 6404 and with the provisions of CVM Instruction 358 and, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, and August 7, 2020, and September 7, 2020, hereby informs its shareholders and the market in general of the following:

The offer made by TIM, together with Telefónica Brasil S.A. and Claro S.A. (jointly the "Buyers"), was declared the winner of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group ("UPI Ativos Móveis"), which took place on this date in the hearing room of the 7th Business District of Rio de Janeiro. The Judicial Reorganization Court approved the proposal of the Buyers as the winner of the competitive process for the sale of UPI Ativos Móveis, after the favorable manifestations of the Public Prosecution Service of the State of Rio de Janeiro and the Judicial Administrator.

The total value of the transaction is R$ 16,500,000,000.00 plus the value of the compensation offered to the Oi Group for the Take-or-Pay Data Transmission Capacity Contracts to be signed at the time of the transaction completion ("Closing") and whose NPV (net present value) corresponds to approximately R$ 819 million. From the amount of R$ 16,500,000,000.00, R$ 15,744,000,000.00 refers to the Base Price of the offer and R$ 756,000,000.00 corresponds to Transition Services to be rendered for up to 12 (twelve) months by Oi Group to the Buyers. The amounts related to the Base Price and Transition Services will be paid on the Closing date, while the compensation for the Capacity Contracts will be paid on the terms and conditions agreed upon in the same. Details regarding the established terms, conditions, and payment schedule are found in the Contract for the Purchase and Sale of SPE Ativos Móveis Shares, the draft of which constituted Attachment 5.3.9.1 of the Amendment to the Original Plan and to ANNEX I of the Notice of judicial disposal of UPI Ativos Móveis ("Contract").

TIM will disburse 44% of the values of Base Price and Transition Services, totaling approximately R$ 7.3 billion. Concerning the Capacity Contract, the Company will be responsible for paying amounts that brought in at present value total approximately R$ 476 million (58% of the NPV of the contract taking into consideration its specificities). About the financing of this acquisition, TIM, considering its low indebtedness and current market conditions, believes it is possible to finance it through the local debt market and its cash generation. However, should there be material changes in market conditions, the Company will reassess its options.

As provided in the Contract, the assets that make up UPI Ativos Móveis will be segregated into three isolated and independent sets to be contributed by the Oi Group itself to three special purpose entities ("SPEs"), following a segregation plan so that each of the Buyers will acquire, at the Closing, the totality of the shares of a single SPE, holding the set of specific assets that belong to it and independent of the other SPEs.

Within this plan, it will be transferred to the Buyers: clients, radiofrequency assets, and mobile access infrastructure rights and assets. TIM will be entrusted with the following:

•	Clients: approximately 14.5 million customers (corresponding to 40% of UPI Ativos Móveis' total customer base) - according to Anatel's access base of Apr/20. The allocation of customers among the Buyers took into consideration criteria that favor competition among the operators present in the Brazilian market;
•	Radiofrequency: approximately 49 MHz as a national average weighted by population (54% of UPI Ativos Móveis radio frequencies). The division of frequencies between Buyers strictly respects the spectrum limits per group established by Anatel;
•	Infrastructure: approximately 7.2 thousand mobile access sites (corresponding to 49% of total UPI Ativos Móveis sites).

The acquisition of each SPE by the Buyers is subject to certain precedent conditions usually applied to this type of transaction and provided for in the Contract, in addition to ANATEL's consent and approval by CADE, as well as, if applicable, ratification by the Company's general meeting of shareholders, under article 256 of the Brazilian Corporation Law, in which case additional information related to the eventual entitlement to withdraw will be disclosed in due course. The transaction is expected to be effective, with the transfer of the SPE shares to the Company and the corresponding payment, during 2021.

TIM reaffirms that the transaction, as of its completion, will add value: (i) for the Company and its shareholders through the opportunity to accelerate its growth and increase operating efficiency through relevant synergies; (ii) for its customers, since the transaction will promote gains in user experience and improvement in the quality of service provided, in addition to the possibility of launching products and offers; and (iii) for the sector as a whole, which will be strengthened in its investment capacity, technological innovation, as well as its competitiveness.

The Company will keep its shareholders and the market in general duly informed of the closing process, following ICVM 358 and applicable legislation.

Rio de Janeiro, December 14th, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 14, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer